SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 14 February 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DC 18-053	13 February 2018

BT SPORT RETAINS LIVE UK PREMIER LEAGUE RIGHTS FOR THREE MORE YEARS FROM 2019/20 SEASON

Following today's announcement by the Premier League, we are pleased to confirm that BT will continue to show Premier League matches on BT Sport for a further three years from the 2019/20 season, adding to the exclusive line-up of premium European football and rugby that sports fans already enjoy.
BT Sport will continue to show games at 5.30pm on Saturdays next season and then move to Saturday lunchtime fixtures from August 2019.
BT has remained financially disciplined during this process and remains in a strong position to make a return on this investment through subscription, wholesale, commercial and advertising revenues, especially following the acquisition of EE, which more than doubled BT's customer base.
BT recently agreed a multi-year agency deal to market and sell Sky's NOW TV service to BT customers, which includes Sky Sports, from early 2019.
Marc Allera, chief executive of BT's Consumer division, said: "The Premier League is undoubtedly the most competitive and exciting domestic league in the world, so we're delighted that our customers will be able to continue enjoying Saturday games on BT Sport.
The Premier League is a big part of our live sport line-up, which includes the UEFA Champions League and UEFA Europa League, the Emirates FA Cup, MotoGP, boxing, Aviva Premiership rugby and European Rugby Champions Cup."
"BT Sport is enjoyed by over five million households and pubs and clubs across the UK. We are excited about the opportunity to bring this great content to even more TV and mobile customers as we pursue our strategy of being the best provider of converged network services in the UK."
BT has made top tier sport far more affordable in the UK in recent years. BT TV customers can access all of the action on BT Sport from just £3.50 a month.
The channels are available via BT TV and the BT Sport App, to EE customers, on the Sky platform and to Virgin Media customers. Audience figures continue to grow on BT Sport, with average viewing up 23% year on year in the last quarter, its best performance since launch in August 2013.
The rights will cost £295m per season for 32 games. A deposit of £26.5m is payable this month followed by six instalments of around £145m starting in July 2019, payable every six months until December 2021.
The Premier League auction remains ongoing and BT will continue to engage with the Premier League regarding the remaining rights.

Notes to Editors

For further information
Enquiries about this news release should be made to the BT Group Newsroom 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site. You can also subscribe to receive all BT announcements here and you can follow us on Twitter here.

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.

For the year ended 31 March 2017, BT Group's reported revenue was £24,062m with reported profit before taxation of £2,354m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 14 February 2018